

December 13, 2016

Mail Stop 4720

Via E-mail
Ms. Nancy B. Davis
Chief Financial Officer
Stock Yards Bancorp, Inc.
1040 East Main Street
Louisville, Kentucky 40206

> **Re:** **Stock Yards Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 001-13661**

Dear Ms. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Provision for Loan Losses, page 22

1.   We note that per page 31, non-performing loans includes troubled debt restructurings (TDRs), including accruing TDRs. On page 22 you state that the decrease in non-performing loans during 2015 was due to a decrease in loans classified as TDRs. On page 22, you state that TDRs, which are currently accruing interest, decreased from $6.4 million at December 31, 2014 to $1.1 million at December 31, 2015, reflecting the migration of one lending relationship to performing status. Lastly, we note your disclosure on page 49, that if a loan is restructured at a market rate for a new loan with comparable risk, no principal forgiveness has been granted, and the loan is not impaired based on the terms specified by the restructuring agreement, it shall be removed from

restructured status generally after six months of performance. Please respond to the following:

- Quantify all loans that have been removed from TDR designation for the years ended December 31, 2015, 2014, 2013 and the nine months ended September 30, 2016.

- Describe the factors leading to the removal of the TDR designation for these loans during the applicable periods.

- Tell us how much of the decrease in non-performing loans during 2015 was due to removal of the TDR designation, versus pay-off or charge-off of the TDR loan.

- Explain in further detail why the return of TDRs that were accruing interest to performing status reduces the level of non-performing loans in your portfolio.

- Clarify if all of your TDRs are accruing interest for all periods presented. In this regard, we note that the disclosed amount of TDRs accruing interest as of December 31, 2015 and 2014 agrees to the total amount of TDRs included in non-performing loans for those periods.

Non-Interest Income and Non-Interest Expenses, page 23

2.   We note that most recurring fees, which generally comprise over 95% of your investment management and trust ("IM&T") revenue, and nearly 14% of your total revenue, are earned for managing accounts based on a percentage of market value on a monthly basis. Please address the following:

- Disclose, if true, in future filings that these recurring fees are based upon the value of your assets under management (AUM).

- Tell us if you have the right under any of your contracts to earn performance fees on your AUM. If so, revise future filings to disaggregate these fees from your investment management fees and disclose your policy for recognizing revenue from performance fees.

- Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash and other assets) that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments (if applicable).

- Disclose the fee arrangement (e.g. 1% of AUM) earned for managing accounts separately by type of investment strategy.

Allowance for Loan Losses, page 32

3.   We note during the second quarter of 2015, you extended the historical period used to capture Bancorp's historical loss ratios from 12 quarters to 24 quarters. Please address the following:

- Tells us, and discuss in future filings, the specific portfolio segments and classes of loans which were impacted by this change.

- Tell us how you adjusted the qualitative factors discussed on page 49 as a result of your change in the historical look-back period.

- Quantify the impact of this change in methodology for the periods presented. In this regard, it appears you did not record any provision for loan losses (or reversals of the provision for loan losses) for the first three quarters of 2015. In light of the stated purpose for the change in methodology, please tell us in more detail why there did not appear to be a bigger impact on your allowance for loan losses.

Income Taxes, page 51

4.   We note your disclosure that in 2014, the amortization method for investments in new markets and historic tax credit partnerships was changed from the effective yield method to the cost method, which matches the amortization period with the time frame over which the credits are realized and amortization expense is recorded as other non-interest expense. Please respond to the following:

- Tell us the basis for your change in accounting principle for the investments in new markets and historic tax credit partnerships.

- Tell us whether you reflected this change in accounting principle retrospectively as required by ASC 250-10-45-5. If not, please provide your analysis as to why it was impracticable to do so.

- Tell us whether you obtained a preferability letter from your Independent Registered Public Accounting Firm. If so, please tell us why this was not filed as required by Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services